Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: March 14, 2019

Gerard:

He joined Fifth Third back in 2003 and has held a number of roles at the company and was made CEO back in November of 2015. With him, and Tayfun I always apologize for messing up your name, Tayfun Tuzun is the Chief Financial Officer and the Executive Vice President. He became CFO back in 2013, and prior to that he was the Senior Vice President and Treasurer for the company. Greg will open it up with some opening comments and slides and then we’ll have some time for a fireside chat and questions and answers from the audience, as well as some questions that I have prepared as well. With that, I’ll turn it over to you, Greg.

Greg:

Thanks, Gerard. Good morning and thank you for joining us today. Given the fireside chat format, I’ll keep my prepared remarks brief and allow more time for the Q&A. Also, please review the cautionary statement regarding forward-looking information on slide 2. I’ll begin with a brief overview of our bank and to provide an update on the bank’s key strategic priorities, including an update on our acquisition of MB Financial which we expect to close next week.

As many of you are aware, Fifth Third has a geographically focused 10 state retail branch footprint. We maintain a very competitive position in all of our markets and are focused on achieving local scale. After the MB deal closes, nearly 70%(?) of our deposits will be located in markets where we have a top three position. We believe this scale will allow us to more efficiently utilize our retail network leading to outsized growth potential.

We also have well-established corporate banking in middle market lending offices outside our retail footprint, located in major cities throughout the U.S. We focus our efforts on building and deepening relationships in all of our businesses. Our economic diverse footprint enables us to take advantage of loan and deposit growth opportunities and commercial and consumer, and our national businesses help us achieve geographical diversification.

Before moving on, I’d like to point out that we were very proud to have been recently named one of the world’s most ethical companies by Ethisphere. In fact, we’re just one of five banks globally to be included. The evaluation process includes independent research and assessment of our culture of ethics, compliance programs, and our corporate governance leadership. This recognition is a testament to our commitment to delivering strong financial results the right way.

From a macroeconomic perspective, we expect this business cycle to continue to expand through 2019. However, given the difficulty in accurately predicting and timing the severity of the next downturn, we continue to take a balanced approach to managing all of our exposures.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Over the last several years, we have proactively fortified our balance sheet, maintained our credit discipline, and grown profitable relationships. One example of our proactive balance sheet management is our decision to exit certain relationships starting three years ago, resulting in $5 billion of headwind on our loan growth. These clients no longer fit our risk/return and relationship requirements when assessed through a longer term performance horizon including stress macroeconomic scenarios.

While I press(?) our balance sheet growth, we expect more stable performance across business cycles. One of the outcomes of this optimization is a 55% reduction in our leveraged lending portfolio since 2015, which is now just 3% of our total loans. Similarly, in pursuing the business generation opportunities we continue to maintain the same disciplined approach to client selection, underwriting, and credit risk appetite.

Turn to slide 4. In the near term, we remain focused on realizing our financial targets we committed to achieving by the end of 2019. We believe that our strong momentum throughout 2018 demonstrates the continued progress we have made for achieving our financial objectives. In addition, we are committed to ensuring that all aspects of the MB integration continuous plan allowing us to capture the full financial benefits of this acquisition.

We are currently focused on four key priorities which will allow us to achieve our financial strategic objectives. Our first priority is to continue leveraging technology including our data analytic capabilities in all aspects of our business. We are focused on accelerating our digital transformation as customer expectations continue to evolve. In an increasingly digital first world, we plan to deliver a banking experience that’s simple, seamless, and secure.

We also continue to invest in our business to drive profit(?) organic growth. We have made several recent investments in technology and talent to support our growth plans. These investments include key additions to our sales teams in strategic areas of the company such as middle market lending, wealth and asset management lending, capital markets, and our retail preferred banking program. We will continue to assess additional opportunities that generate profitable revenue growth.

Our third priority is to expand our market share in key geographies. As we have shown previously, our acquisition of MB Financial lifts us to a top three position and one of the country’s largest MSAs. We remain focused on reallocating resources from our slower growth markets for our faster growing markets in our footprint that have a more attractive growth profile. We expect to build scale in these high growth markets while maintaining our position of strength in the Midwest.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

We also continue to maintain our tight credit discipline as we seek to maximize our returns through the full cycle. That pace for improvement is evident in our forward-looking risk metrics, both in absolute terms and when compared to peers. While we continue to expect a generally stable environment in 2019, we are not wavering in our approach to manage our exposures. We have demonstrated our ability to efficiently manage our expenses while investing in strategic importance. We have closed approximately 14% of our branch network since 2015, reduced our workforce in mid and back office functions, and renegotiated several key vendor contracts over the last couple years.

We remain diligent in managing our expenses and we continue to focus on generating positive operating leverage in all environments. Disciplined allocation of capital is also a key focus for us. We believe our current capital levels are elevated relative to our risk profile. We productize capital deployment strategies based on what we believe will achieve the highest long term return for our shareholders.

Information on slide 5 shows our performance since 2016 across our three key financial metrics which highlights the improvements in our financial performance since I became CEO. 2018 was a pivotal year for Fifth Third and we believe our very strong performance in the second half of the year represents an inflection point from improved growth and profitability. The efficiency ratio improvement most clearly reflects the progress we have made, lifting our performance to generate solid, positive operating leverage. Recall that we raised our financial performance targets to reflect the benefits of lower taxes and higher interest rates. Our track record shows that we have consistently delivered on our financial commitments and we are confident we will continue to do that in the future.

Slide 6 highlights select proof points which reflect the outcomes of our efforts to lift our return profile relative to peers while positioning our risk exposures for the full cycle. Since the beginning of the fed’s tightening cycle our NIM expansion has exceeded peers while maintaining a balanced exposure to the rate environment.

In addition, the effective interest rate risk management our margin expansion benefitted from core deposit growth. Over the past year we have been very successful ensuring that our loan growth has been funded by core deposits. Our core deposit growth throughout the second half of 2018 was in line with the largest banks, where our performance is directly linked to several initiatives discussed previously including our Preferred Banking initiative as well as analytical enhancements in direct marketing. The increase in the rates paid on core deposits have mirrored that of our peers, pointing to the fact that our performance is not fueled by aggressive rate offers. At the end of the year, our loan to core deposit ratio reached its lowest level in over 15 years, again reflecting our efforts to strengthen the balance sheet.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

The absolute and relative improvement in our credit metrics, including non-performing asset ratio, is a powerful sign of our increased resilience from the credit perspective. Although we have benefitted from the overall benign credit environment, our progress has outpaced our peer group. As a further sign of our credit discipline we have maintained an underweight position in commercial real estate relative to our peers. Even with MB Financial we will continue to have the lowest CRE concentration as a percentage of capital compared to our peers.

With the commercial loan exits behind us, our forward-looking loan metrics support our ability to generate strong and profitable growth as displayed by our performance in the second half of 2018 while continuing to focus on eliminating downside risk.

Slide 7 highlights our              within our commercial business to grow market share. We utilize our one bank operating model to provide collaborative solutions, to leverage our insights, expertise, and capabilities to help our clients achieve their goals. We have been very successful over the past year delivering high quality results, generating C&I growth of 7% in 2018 and achieving record capital markets revenue which was up 13%. While our C&I growth in 2018 was very solid, our core C&I portfolio, excluding the deliberate(?) exits has been growing at a similar rate over the three years. We remain focused on creating a top tier client experience while improving relationship manager productivity.

Now turning to slide 8, within our retail business we continue to focus on growing our physical presence in our larger, higher growth markets while also accelerating our digital transformation. As we have discussed previously, we plan to reduce our retail branch network in our slower growth legacy markets by approximately 10%. However, instead of simply reducing our overall network at this point, we believe we have a very attractive opportunity in our high growth markets in the southeast to generate outsized deposit growth over the next several years. We think a solid branch network in key markets is still critical for future success, especially for revenue growth. As shown, the vast majority of sales and consultations still occurs within the branches. Customers may not come in to cash a check, but they want to meet in person to speak to someone about their accounts.

In addition to our branch network optimization strategy, we have a focused strategy to accelerate our digital transformation. The combination of the widely recognized talent in our organization and our legacy success in delivering technological solutions has given us great optimism that we will be able to leverage technology as a key enabler across our entire organization. Our part is to

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

expand customer capabilities and offer differentiated solutions while continuing to modernize our systems and infrastructure. A recent example of this is our newly launched app called Dobot, which uses algorithms to help customers automatically achieve savings goals through small weekly transfers based on their capacity to save. In addition to Dobot, we have also recently rolled out other innovative technologies and applications to reduce the daily friction inherent in traditional banking, such as carless ATMs and contactless debit cards.

Slide 9 shows Fifth Third’s unique positioning in delivering outsized growth relative to peers. On a pro forma basis we have the second highest share of deposits in markets where we have a top three position. Even in a digital world, we believe skill(?) at the market level remains a critical driver for success. This leader supposition does not come at the expense of growth, as key demographic metrics are expected to grow faster than most of our peers.

Turning to slide 10, after receiving regulatory approval last week we are now within a week of closing the MB Financial transaction. I am happy to report that all aspects of the acquisition remain on track. We continue to expect $255 million in expense synergies with just over half of the savings expected to come from lower compensation expenses. The balance of the savings will come from a mix of technology, facilities, and other expense savings. Additionally, we expect to consolidate 47 branches in the Chicago market. Closure will come from a mix of Fifth Third and MB locations determined slowly by our ability to best serve our customers.

We have been very successful in retaining both clients and key talent thus far. We remain focused on executing an integrated onboarding process for our new customers and employees and maintaining positive momentum post-closing in Chicago. Having obtained the necessary regulatory approvals and the closing is scheduled for March 22, we expect the primary systems convergence will occur in early May. Unlike other recent peer bank acquisitions, this transaction involves no new markets and does not involve heightened systems complexities necessitating a longer conversion process. We have detailed plans to decommission approximately 90% of MB’s systems and significantly reduce their non-branch real estate infrastructure.

Throughout the merger process we have maintained a customer first focus to help ensure a smooth transition. We’re excited to fully leverage the combined talent of our organization and our complementary capabilities to achieve the targeted financial results. Combining the two companies in the Chicago market will allow us to accelerate growth and profitability.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Slide 11 shows our current financial outlook. Now that we are set to close the MB transaction, our guidance incorporates the expect of benefits from the combined company. As mentioned, we continue to expect to achieve $255 million in expense synergies. We are confident that we will fully realize the required expense savings in the second year as we have outlined in our original announcement. With the benefit at MB for three quarters of the year, we expect to achieve an adjusted ROTC close to 18%, an ROA of 1.5%, and an efficiency ratio below 55% by the end of this year assuming no rate hikes, a stable credit environment, and a migration toward a 9% CET1.

In summary, we have four primary priorities to drive future outperformance. First, leverage technology as a key enabler. Second, continue investing organically to drive profitable growth. Third, expand market share in key geographies. And fourth, maintain our disciplined approach to all aspects of our business. We plan to grow our business in a capital efficient manner with an appropriate risk/return profile that will allow us to generate profitable and relatively stable performance through business cycles. These four priorities highlight our focus on creating long term shareholder value by generating high returns with lower volatility. With that, I’ll turn it over to Gerard for Q&A. Thank you.

Gerard:

Thank you, Greg, and as we’re asking questions, if you have a question, please raise your hand. Maybe I’ll kick it off, when you look at the end of last year, there’s a high degree of uncertainty and volatility that came into the markets, the government shutdown, trade uncertainty, now a more endeavorished(?) tone in the fed. As we move into 2019, is there anything that suggests an improvement or deterioration in Fifth Third’s operating environment?

Greg:

Right now we’re not seeing anything that gives us concern with respect to a deterioration. When you think about the overall consumer, they’re relatively healthy right now, strong employment, you’ve got healthy wage growth, you’re seeing an energy costs low. On the commercial side of the house, I think some of the settling down with the China discussions we’re having on trade and so forth, they’re fairly optimistic. We expect to continue to see further improvement in the economy this year hopefully. But at this point right now we’re very confident that we’ll continue to be able to deliver on our commitments to our customers going forward and we don’t see anything really that we’re overly concerned about.

Now that’s through 2019. As I mentioned in my prepared remarks, it’s really difficult to estimate when the next downturn’s going to come or how severe, but I think we positioned the balance sheet well and our customers right now feel fairly optimistic across the board.

Gerard:

Maybe, Tayfun, obviously you’ve got a good handle on the asset/liability side of the balance sheet. Now with the fed pause on interest rate increases, what are the risks or opportunities for you folks with the balance sheet due to this potential change in fed policy being longer lasting?

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Tayfun:

I think the challenge really in the last four to six quarters has been navigating through the deposit repricing and the high betas. Our expectation is that if the fed truly stays on the sidelines, we would see stabilizing betas into the third quarter of this year. I suspect that the deposit pricing pressures will continue for the first two quarters, slowing down into the second half. We are fairly confident that in a period where the fed stays on the sidelines that we will be able to maintain our margins. I think we’ve achieved the stability between trying to make sure that we manage the downside risk while we take advantage of still some asset sensitivity on our balance sheet. We’re quite happy that we were able to execute some hedges in the fourth quarter at very attractive entry points that should sustain our margin going forward even if the fed doesn’t move up.

Gerard:

One of the other areas of focus for many investors aside from interest rates of course is credit quality. We’ve been in a period for the industry that you folks certainly can attest to that has been very strong on credit. What is your outlook for credit quality when you look into your telescope, and is there an area that you’re more concerned over another area that might emerge as the problem for credit.

Greg:

First off, our outlook is for stable credit performance. As we mentioned earlier, with the way the economy’s positioned right now and our customers, we think stable is the right way to view it going forward. It’s also hard to believe that we’ll see better credit performance given the benign environment we’ve been into for quite a bit of time. We’re prepared. There may be some lumpiness going forward but overall fairly stable. If we see an uptick, it’ll probably be on the consumer side being unsecured, excluding our GreenSky exposure, which is next(?) up(?). You might see a little tick up in that area. As we mentioned before, our CRE concentration as a percent to capital is the lowest of our peers, that’s by design.

Also, in addition to that, we’ve reduced our exposure by over 55% in the last three years to leveraged loans, which also are problematic in a downturn. We’ve really taken a position to make sure that our balance sheet will perform well through a down cycle, and that’s came at the cost of growth, but we’re very comfortable with how we positioned the balance sheet. We’re looking for stable performance this year in credit. You may see a slight uptick I think on the consumer side in some of the unsecured areas.

Gerard:

Speaking of leveraged lending, can you share with us, that’s a meaningful reduction of exposure, 55% that you mentioned. How did you guys go about getting out of that exposure and did you damage any relationships with your customers by getting out?

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Greg:

There’s obviously good exit points that make sense. We really looked for what type of lender we want to be in this space, who do we want to lend to, what type of clients are we looking for, what type of exposure do we think is reasonable? Really we’re looking at the sponsors and you go down the list of things that we care most about that’s been demonstrated over time to perform better and what’s really been a remixing of some of that book and exiting obviously 55% of that over time based on those relationships not fitting our risk to return profile. If you go back and look at the last three years, the $5 billion we pushed out basically, that, a significant portion of that was leveraged loans by design.

Tayfun:

I think what’s important to also mention is these were mostly single lending relationships that did not have the support of deposits or other fee income, and also when we looked at this at the end of 2015 we saw continuing strength in capital markets and the following two years, in ’16 and ’17. So that was a time to exit because there was a lot of bid for those types of exposures, so the timing actually coincided with the strength in capital markets.

Gerard:

Greg, you mentioned the outlook looks pretty good at this point of the cycle. Digging a little deeper, can you talk to us about the customers in your footprint either anecdotally or conversations that you’ve been having with them about their businesses on the commercial side, and what metrics are you guys monitoring to make sure that you have a good handle on the direction of those credits?

Greg:

First off, our market is in the southeast. I spend a lot of time obviously talking to customers recently in the southeast. Once again, they’re fairly optimistic, obviously benefitting from some of the tax reform also. The fed pausing a little bit it’s given them some optimism and that’s been helpful. But overall, they’re pretty optimistic. Also in markets like are in the state of Indiana, southern Ohio, east Michigan, they’re pretty optimistic about their ability to continue to invest in their business for the right returns. We’re a strategic partner of course. That’s our strategy, especially in the middle market space. Net/net we’re comfortable with what we’re doing right now.

Our bigger concern obviously is all these commercial real estate leveraged loans and those things, so we think we positioned the balance sheet as well as we could for that scenario if we go into a downturn. But net/net, I think our customers are relatively positive, cautiously optimistic, I’ll say it that way. The consumers once again, as I mentioned before with the unemployment and wage increases and fuel prices feel pretty confident. We’re not seeing a lot of stress out there right now, but everyone’s on the edge of their seats saying it’s a long cycle. We’re at the end of it. When’s that going to turn? We’re just being very mindful of our commitment three years ago when I became CEO is that we will perform well through the various business cycles. We’re willing to take some pain in order to get to that position, which we did. But if you look at our last half of the year, I think it demonstrates the value that we’ve created and the consistency and performance you’ve seen since 2015 in Fifth Third Bank.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Gerard:

You mentioned that you closed down about 14% of your branches. Can you share with us the process you go through to identify which branches need to be closed, and then what has been the retention rate of depositors and customers?

Greg:

First off, it’s a very disciplined process. We do it every single year. We look at over 50 variables and we trend every one of our branches. We know exactly the ones that we’re considering, we’re looking at and how they’re trending. We look at all those variables to make sure we don’t impact our customer. Our attrition’s been less than 1%. We’ve been very successful. Now we’re also very mindful that 93% of our customer base visits a branch. At the end of the day you still need to have the coverage. While we’re investing in the southeast at a disproportionate level, you still need to have adequate coverage in the markets, but you don’t need necessarily the density you used to have in the markets, because even though they’re visiting a branch, they’re not visiting as frequently as they used to. There’s an opportunity there to right-size our franchise.

As I mentioned before, MB will basically consolidate 47 branches. That will be a mix between Fifth Third and MB. We’ll continue to measure and manage that. We’ve been very successful on protecting that deposit base, making sure we take care of our customers. Obviously our investments in our digital capabilities making it easier for them to do business with us in a secure manner. It’s been very helpful they’re allowing us to consolidate some of these branches. We think we’ll take another 10%, approximately another 10% of our legacy markets. We think that’s doable based on what our modeling’s(?) telling us. We want to reposition that in the markets that we’re already in in the southeast, that we could benefit from the higher concentration position in those markets to better serve those customers.

Gerard:

And in a branch consolidation and the reduction in branches, is it as simple as because of digital technology that has been introduced about 10 years ago with the iPhone, has that been the primary driver for, not just you guys, but the industry to reduce branches, or has there been other factors that have come into play?

Greg:

Obviously the digital transformation technology that’s now available in an iPhone you can do more – in an elevator ride than you could do in half a day 10 years ago from a banking perspective. It’s absolutely enabled us to be more efficient in our branch network. When you think about the ability to take an image of a check, deposit that check immediately, 50+%, 53, 54% of our checks now come through our digital channels. Sixty-three percent of all of our financial transactions happen through our digital channels. It’s fairly significant. That’s been an enabler for us to consolidate some of those branches.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Gerard:	When you talk to investors, what do you think they have the biggest misunderstanding about Fifth Third? What do you tend to get questions about that they just don’t really understand?

Greg:

I think obviously we have a lot on our plate. I think that’s a concern of theirs and the question is can we deliver on that? If you look at what we said NorthStar, you go back and look at the targets we put in place in NorthStar that have been upwardly adjusted for the rate environment, tax reform, and so forth, we’ll exceed the higher end of those commitments that we made, as evidenced by some of the data we presented today in the prepared remarks. Being able to deliver on our NorthStar commitments, which we are, and more so, and then MB obviously, tacking that on, that’s going to be a great transaction for Fifth Third, our shareholders, our ability to serve that market. It’s going to make us the number three retail player in Chicago, number two in middle market and banking, and the second largest market opportunities for middle market in Chicago.

I think at the end of the day, our ability is to execute against that is important. Getting NorthStar completed, which we have, getting MB converted, which we’ll do that the first week of May, and getting those results, those expense synergies, I think it’s kind of a show-me position right now, but we need to get that done. I think once we get that done, what I’ve committed is consistent, strong performance quarter after quarter. We’ve exceeded the Street’s expectation 13 quarters in a row. We haven’t had any surprises out there. We’ve repositioned the balance sheet as we’ve discussed in depth here. We’re focused on building our fee businesses. We’re focused on building our core lending businesses and we’re doing a successful job of that. And we’ve been really good on the talent front.

Tayfun:

I think the next two, three quarters is important for us out of the gate showing the market that we actually will be able to execute on the MB transaction. We describe it as more of a wait and see attitude rather than a misunderstanding at this point.

Greg:

If you think about MB, we were already in Chicago in a large way. It’s already our largest market. We know the market really well. We have very talented people in the market. Obviously Mitch Feiger and the MB team, of the 13 jobs I think 7 or 8 of them will be MB financial people. We’ve been very successful retaining both client and key employees. Our ability to execute on that, we’re very comfortable with what we’ll be able to achieve as expectations. Then there’s revenue synergies that we never put in the economics that we think are very doable. We’ve already got a line of sight on how we’re going to achieve those objectives.

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

Gerard:

I think we have time for one more question here. Maybe you guys can give us your thoughts on CCAR this year. Obviously it’s different for you folks and some of your peers. Maybe some color on what you’re thinking.

Tayfun:

It is different although we still have to put together a capital plan that needs to be approved by our board and then we will submit that plan to the fed. I think given everything that we have in front of us, we’re pretty confident. You saw an announcement earlier today about the $900 million ASR. That finishes the 2018 CCAR. As we look forward to our capital plan for the next four to five quarters, our intent is to take down the CET1 down closer to 9%, and I think with all the earnings power and the ability – we still have a dividend increase here next quarter, two cents, that was approved last year – our goal is clearly to continue the last three, five years of trends in terms of returning capital so we’re pretty confident that we’ll be able to achieve that.

Gerard:	Please join me in a round of applause thanking Greg and Tayfun. Thank you.

END

Fifth Third Bancorp

RBC 2019 Financial Institutions Conference

March 12, 2019

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 6, 2019, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.